EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY
Computation of Ratio of Earnings to Fixed Charges
January 1, 2005 – September 30, 2010
(Thousands, except ratio of earnings to fixed charges)
(Unaudited)

						12 Months	Nine Months(1)
						Ended	Ended
	Year Ended December 31,					Sept. 30,	Sept. 30,
	2009	2008	2007	2006	2005	2010	2010
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,447	$33,605	$34,294	$34,651	$34,330	$39,402	$29,548
Other Interest	1,937	4,022	4,116	4,648	2,665	1,437	1,033
Amortization of Debt
Discount and Expense	1,503	700	711	716	808	1,773	1,330
Interest Portion of Rentals	1,735	1,551	1,523	1,465	1,357	1,625	1,210
Total Fixed Charges, as defined	$42,622	$39,878	$40,644	$41,480	$39,160	$44,237	$33,121
Earnings, as defined:
Net Income	$75,122	$69,525	$74,497	$63,415	$58,149	$74,482	$43,076
Taxes on Income	46,671	40,678	44,060	36,234	32,720	48,942	29,119
Fixed Charges, as above	42,622	39,878	40,644	41,480	39,160	44,237	33,121
Total Earnings, as defined	$164,415	$150,081	$159,201	$141,129	$130,029	$167,661	$105,316
Ratio of Earnings to Fixed Charges	3.86	3.76	3.92	3.40	3.32	3.79	3.18

(1)
A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.